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    As Filed with the Securities and Exchange Commission on November 16, 2001

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ---------------------

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)

                              --------------------

                              ZENGINE, INC. (Issuer)
                            (Name of Subject Company)
                              ---------------------

                              MCSi, INC. (Offerer)
                 (Name of Filing Persons (Identifying Status as
                        Offeror, Issuer or other person))

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   98935C 10 7
                      (CUSIP Number of Class of Securities)

                                MICHAEL E. PEPPEL
                 CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                   MCSi, INC.
                          4750 HEMPSTEAD STATION DRIVE
                               DAYTON, OHIO 45429
                                 (937) 291-8282

       (Name, Address and Telephone Number of Person Authorized to Receive
             Notices and Communications on Behalf of Filing Persons)
                              --------------------

                                 With Copies to:

                               JEFFREY A. KOEPPEL
                                KENNETH B. TABACH
                      ELIAS, MATZ, TIERNAN & HERRICK L.L.P.
                        734 15TH STREET, N.W., 12TH FLOOR
                             WASHINGTON, D.C. 20005
                                 (202) 347-0300
                              (202) 347-2172 (FAX)
                             ----------------------

                            CALCULATION OF FILING FEE

           $24,268,214                              $4,853.64 (**)
      Transaction Valuation (*)                 Amount of Filing Fee


* Estimated solely for the purpose of calculating the registration fee pursuant to Rules 0-11(d) and 0-11(a)(4) under the Securities Exchange Act of 1934, based on the product of (i) $3.64, the average of the high and low sales prices of Zengine common stock as reported on the Nasdaq National Market on October 12, 2001 and (ii) 6,067,092, the expected maximum number of shares of Zengine common stock to be acquired in the offer and the merger. The amount of the filing fee, calculated in accordance with Rule 0-11(a)(2) of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

** Previously paid.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,067.05                Filing Party: MCSi, Inc.

Form or Registration No.: Form S-4               Date Filed: October 17, 2001;
                                                             November 7, 2001;
                                                             November 16, 2001

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

    Check the appropriate boxes below to designate any transactions to which the statement relates:

/X/ third-party tender offer subject to Rule 14d-1.

/ / issuer tender offer subject to Rule 13e-4.

/ / going-private transaction subject to Rule 13e-3.

/X/ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

The following information required Schedule 13D is provided in response to General Instruction G to Schedule TO:

-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    MSCi, Inc.
    31-1001529

-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  / /
                                                         (b)  /x/
-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   SOURCE OF FUNDS
    WC

-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)   / /
-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Maryland

-------------------------------------------------------------------------------
7   NUMBER OF SHARES BENEFICIALLY OWNED  BY EACH REPORTING PERSON WITH
    SOLE VOTING POWER
    8,547,427 (1)

-------------------------------------------------------------------------------
8   NUMBER OF SHARES BENEFICIALLY OWNED  BY EACH REPORTING PERSON WITH
    SHARED VOTING POWER
               -0-

-------------------------------------------------------------------------------
9   NUMBER OF SHARES BENEFICIALLY OWNED  BY EACH REPORTING PERSON WITH
    SOLE DISPOSITIVE POWER
    8,547,427 (1)

-------------------------------------------------------------------------------
10  NUMBER OF SHARES BENEFICIALLY OWNED  BY EACH REPORTING PERSON WITH
    SHARED DISPOSITIVE POWER
               -0-

-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    8,547,427 (1)

-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         /x/

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    58.5%

-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    CO

-----------------
(1) Excludes an aggregate of 906,633 shares of common stock held by executive officers and directors of MCSi, Inc. MCSi disclaims beneficial ownership of such shares.


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         This Tender Offer Statement on Schedule TO ("Schedule TO"), filed by
MCSi, Inc. ("MCSi"), a Maryland corporation, relates to the offer by MCSi to exchange shares of MCSi common stock, no par value (the "MCSi Common Shares"), for each outstanding share of common stock, no par value, of Zengine, Inc. ("Zengine"), a Delaware corporation, that MCSi does not own (the "Shares"), upon the terms and subject to the conditions set forth in the Preliminary Prospectus dated November 16, 2001, (the "Prospectus") and in the related Letter of Transmittal, copies of which are incorporated by reference herein as Exhibits
(a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the "Offer").


ITEMS 1 TO 11.


         The information set forth in the Prospectus and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 to 11 of this Schedule TO. The Letter of Transmittal previously filed and used in connection with the Offer has been revised to delete the representation that the offeree has read the terms and conditions of the Offer. Such revised
Letter of Transmittal has been filed as Exhibit 99.1 to Amendment No. 2 to the Form S-4. MCSi will not enforce this representation in Letters of Transmittal executed and delivered in the offer.


ITEM 12. MATERIAL TO BE FILED AS EXHIBITS.


(a)(1) Prospectus dated November 16, 2001, (incorporated by reference from MCSi's Registration Statement on Form S-4, as amended
           (the "Form S-4")).

(a)(2)     Form of Letter of Transmittal (incorporated by reference to exhibit 99.1 to the
           Form S-4).

(a)(3)     Form of Notice of Guaranteed Delivery (incorporated by reference to exhibit 99.2 to the Form S-4).

(a)(4)     Form of Letter from MCSi to Brokers, Dealers, Commercial Banks, Trust Companies
           and Other Nominees (incorporated by reference to exhibit 99.3 to the Form S-4).

(a)(5)     Form of Letter from Brokers, Dealers, Commercial Banks, Trust
           Companies and Nominees to Clients (incorporated by reference to exhibit 99.4 to the Form S-4).

(a)(6)     Form of Guidelines for Certification of Taxpayer Identification
           Number on Substitute Form W-9 (incorporated by reference to exhibit
           99.5 to the Form S-4).

(a)(7)     Summary Advertisement as published in THE WALL STREET JOURNAL on
           October 17, 2001 (incorporated by reference to exhibit 99.6 to the Form S-4).

(a)(8)     Press Release issued by MCSi on October 17, 2001, (incorporated by reference to exhibit 99.8 to the
           Form S-4).

(a)(9)     Request from MCSi for stockholder list of Zengine (incorporated by reference to exhibit 99.7 to the
           Form S-4).

(b)        None.

(g)        None.

(h)(1)     Tax opinion of Elias, Matz, Tiernan & Herrick LLP (incorporated by reference to exhibit 8.1 to the
           Form S-4).


ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13e-3.

         Not applicable.


                                       2

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         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    MCSi, INC.

                                    By: /s/ MICHAEL E. PEPPEL
                                       -------------------------
                                       Name: Michael E. Peppel
                                       Title: Chairman of the Board, President
                                              and Chief Executive Officer


Dated: November 16, 2001











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